Exhibit 12.1

RAYONIER INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited, thousands of dollars)

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Income from continuing operations	$214,814	$105,164	$148,583	$173,559	$171,134	$202,477	$160,063
Add:
Income tax expense / (benefit)	$36,707	$22,941	29,435	23,350	19,085	(20,139)	(33,649)
Amortization of capitalized interest	34	34	45	1,871	2,004	1,876	2,408

	251,555	128,139	178,063	198,780	192,223	184,214	128,822
Adjustments to earnings for fixed charges:
Interest and other financial charges	$37,630	$37,438	50,729	57,448	48,905	46,961	46,718
Interest factor attributable to rentals	571	571	761	496	636	722	476

	38,201	38,009	51,490	57,944	49,541	47,683	47,194

Earnings as adjusted	$289,756	$166,148	$229,553	$256,724	$241,766	$231,897	$176,016

Fixed Charges:
Fixed charges above	$38,201	$38,009	$51,490	$57,944	$49,541	$47,683	$47,194
Capitalized interest	—	—	—	32	1,020	—	—

Total fixed charges	$38,201	$38,009	$51,490	$57,976	$50,561	$47,683	$47,194

Ratio of earnings as adjusted to total fixed charges	7.59	4.37	4.46	4.43	4.78	4.86	3.73